Preliminary Terms No. 286 Registration Statement No. 333-156423 Dated January 15, 2010 Filed pursuant to Rule 433
I N T E R E S T   R A T E   S T R U C T U R E D   I N V E S T M E N T S
Senior Fixed Rate Step-Up Callable Notes due 2015
Global Medium Term Notes, Series H

We, Morgan Stanley, have the right to redeem the notes in whole on any quarterly redemption date, beginning January 27, 2011.  Subject to our quarterly redemption right, the amount of interest payable on the notes will be (i) Year 1: 5.00%, (ii) Year 2: 5.50%, (iii) Year 3: 6.00%, (iv) Year 4: 6.50% and (v) Year 5: 7.00%, payable quarterly.

The principal amount and any interest on the notes will be denominated and payable in Australian dollars (“AUD”).  Consequently, for U.S. dollar investors, and for other investors whose home / functional currency is not Australian dollars, both interest and principal payments on the notes will be subject to currency risk if converted back into U.S. dollars, or such other home currency.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

PRELIMINARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A2 (negative outlook) / S&P: A (negative outlook)*
Aggregate principal amount:	AUD . We may increase the aggregate principle amount prior to the original issue date but are not required to do so.
Stated principal amount:	AUD 1,000
Issue price:	AUD 1,000 (100%)
Pricing date:	January , 2010
Original issue date:	January 27, 2010 ( business days after the pricing date)
Interest accrual date:	January 27, 2010
Maturity date:	January 27, 2015
Interest rate:
5.00%, from and including the original issue date to but excluding January 27, 2011;
5.50%, from and including January 27, 2011 to but excluding January 27, 2012;
6.00%, from and including January 27, 2012 to but excluding January 27, 2013;
6.50%, from and including January 27, 2013 to but excluding January 27, 2014; and
7.00%, from and including January 27, 2014 to but excluding the maturity date.

Interest payment period:	Quarterly
Interest payment dates:
The 27th day of each January, April, July and October, beginning April 27, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning January 27, 2011, we have the right to redeem the notes in whole on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%, payable in AUD
Redemption dates:	The 27th day of each January, April, July and October, beginning January 27, 2011.
Specified currency:	AUD
Trustee:	The Bank of New York Mellon
Listing:	The notes will not be listed on any securities exchange.
Denominations:	AUD 1,000 / AUD 1,000
ISIN:	XS0480723302	Common Code: 048072330
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. International plc (“MSIP”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note:	100%	%	%
Total:	AUD	AUD	AUD
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

* Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The notes may be distributed through Morgan Stanley & Co. Incorporated which is our wholly-owned subsidiary. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008                  Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1208006

Senior Fixed Rate Step-up Callable Notes due 2015

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
Early Redemption Risk. The issuer retains the option to redeem the notes in whole on any quarterly redemption date, beginning on January 27, 2011.  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market, taking into account the Australian dollar/U.S. dollar currency exchange rate.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

▪
The Notes Are Denominated, And All Payments Will Be Made, In Australian Dollars.  There Are Risks Inherent In Investments In Notes Denominated And Payable In Australian Dollars for Investors whose home / functional currency is not Australian Dollars.  You should consult your financial, legal and tax advisers as to any specific risks entailed by an investment in notes that are denominated and payable in a currency other than the currency of the country in which you are resident or in which you conduct your business.  We refer to such country as your “home country” and to the currency of your home country as your “home currency”.  For U.S. investors, the U.S. dollar would be the home currency.  The notes are not appropriate investments for investors who do not understand foreign currency exchange transactions.  See “Risk Factors” in the accompanying prospectus.

▪
Currency Exchange Risk.  Fluctuations in the exchange rates between the Australian dollar and the U.S. dollar, or any other home currency, will affect the value of your interest and principal payments as well as the value of the notes in the secondary market.  Exchange rate movements are volatile and are the result of numerous factors specific to the Australian dollar and the U.S. dollar (or other home currency), including the supply of, and the demand for, the Australian dollar and the U.S. dollar (or other home currency), as well as government policy, intervention or actions, and are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the Australian dollar and the U.S. dollar (or other home currency).  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Australia and the United States (or other home country).  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in Australia and the United States (or other home country).  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Australia and the United States (or other home country) and other countries important to international trade and finance.

Australia is a large exporter of natural resources and agricultural goods and, as a result, its balance of payments and currency may be adversely affected by changes in demand for commodities.  The Australian dollar/U.S. dollar exchange rate may be, and has recently been, volatile, and we can give you no assurance that the U.S. dollar (or your home currency) will not strengthen relative to the Australian dollar over the term of the notes.  We will not make any adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting your home currency or the Australian dollar.  You will bear those risks.

If the Australian dollar is unavailable to us when payments are due, we would make required payments in U.S. dollars on the basis of the market exchange rate, which might be an extremely unfavorable rate at the time of any such unavailability.

January 2010	Page 2

Senior Fixed Rate Step-up Callable Notes due 2015

▪
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption date and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors and May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some of these factors include, but are not limited to: (i) changes in U.S. and Australian dollar interest rates, (ii) changes in the Australian dollar/U.S. dollar currency exchange rate, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.

▪
The Inclusion Of Commissions and Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co., MSIP or one of our other affiliates is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., MSIP and our other affiliates, as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May be Limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co., MSIP or one of our other affiliates may, but are not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co., MSIP or such other affiliate is willing to transact.  If at any time MS & Co., MSIP and our other affiliates were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Issuer or Its Affiliates are Market Participants.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in exchange rates and interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

January 2010	Page 3

Senior Fixed Rate Step-up Callable Notes due 2015

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on January 27, 2010, which will be the                          scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. Incorporated (“MS & Co.”) and Bank Morgan Stanley AG.  MSSB, MS & Co., MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through MS & Co.  MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Tax Considerations

Because the notes are denominated in a currency (the “denomination currency”) other than the U.S. dollar, the notes will be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder.

In general, a U.S. holder will be required to include the U.S. dollar value of the interest accrued or paid on the notes as determined under the applicable Treasury regulations, regardless of whether the interest payments are converted into U.S. dollars.  Further, the rules under Section 988 of the Code could require some or all of the gain or loss recognized upon sale, exchange or maturity of the notes to be recharacterized as ordinary income or loss, to the extent that such gain or loss is due to the fluctuation of exchange rates.

A U.S. holder will generally recognize ordinary income or loss upon the sale or other disposition of any denomination currency received on the notes based on the difference between the U.S. dollar value of the denomination currency on the date it is received and the U.S. dollar value of the denomination currency on the date of sale or other disposition of the denomination currency.  In addition, a U.S. holder who purchases the notes with previously owned denomination currency will recognize ordinary income or loss equal to the difference, if any, between such U.S. holder’s tax basis in the denomination currency and the U.S. dollar fair market value of the notes on the date the notes are purchased.

The rules under Section 988 of the Code are complex, and their application to a U.S. holder may depend on the holder’s particular U.S. federal income tax situation (including whether certain elections are made by the holder).  The preceding paragraph contains only a brief summary of the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes – Foreign Currency Notes.”  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

January 2010	Page 4

Senior Fixed Rate Step-up Callable Notes due 2015

Settlement and Payments on the Notes

The notes will be issued in fully registered global form and deposited with, or on behalf of, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V., (“Euroclear”) and will be registered in the name of a common depository for Clearstream or Euroclear. The common depository will be the only registered holder of the notes. Your beneficial interest in the notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in Clearstream or Euroclear, as applicable. See “—Description of Notes—Form of Notes” in the accompanying prospectus supplement.

Contact Information

MSSB clients may contact their local MSSB branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

January 2010	Page 5